Exhibit 99.1

Hanwha Q CELLS Reports Third Quarter 2018 Results

Seoul, South Korea, November 30, 2018 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today reported its unaudited financial results for the third quarter ended September 30, 2018. The Company will not be hosting a conference call to discuss these results.

Third Quarter 2018 Highlights

•	Net revenues were $559.3 million, compared with $518.4 million in the second quarter of 2018 and $543.0 million in the third quarter of 2017.

•	Gross margin was -6.3%, compared with 14.0% in the second quarter of 2018 and 11.6% in the third quarter of 2017. Excluding certain one-time effects, gross margin for the third quarter of 2018 was 13.0%.

•	Operating loss was $107.0 million, compared with an operating income of $4.8 million in the second quarter of 2018 and operating income of $10.6 million in the third quarter of 2017. Excluding certain one-time effects, operating income for the third quarter of 2018 was $17.9 million.

•	Net loss attributable to the Company’s ordinary shareholders was $164.6 million, compared with net loss of $41.3 million in the second quarter of 2018 and net income of $5.0 million in the third quarter of 2017. Excluding certain one-time effects, net loss attributable to the Company’s ordinary shareholders for the third quarter of 2018 was $39.7 million. Excluding these one-time effects as well as foreign exchange losses, net income attributable to Company’s ordinary shareholders for the third quarter of 2018 was $2.7 million.

•	Loss per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $1.98, compared with loss per fully diluted ADS of $0.50 in the second quarter of 2018 and income per fully diluted ADS of $0.06 in the third quarter of 2017. Excluding certain one-time effects, loss per fully diluted American Depositary Share for the third quarter of 2018 was $0.48. Excluding these one-time effects as well as foreign exchange losses, earnings per fully diluted American Depositary Share for the third quarter of 2018 was $0.03.

Third Quarter 2018 Results of Operations

Net Revenues

•	Total net revenues were $559.3 million, up 7.9% from $518.4 million in the second quarter of 2018 and up 3.0% from $543.0 million in the third quarter of 2017. This was due to increased shipment volume, which mitigated the effects of declining ASPs, and an increase in demand for the Company’s premium product, the Q.PEAK DUO, which was associated to the Company increasing and expanding its sales network within key regions.

Gross Profit and Margin

•	Gross loss in the third quarter of 2018 was $35.3 million, compared to a gross profit of $72.6 million in the second quarter of 2018 and a gross profit of $63.2 million in the third quarter of 2017. Excluding a $108.2 million one-time loss associated with the discontinuation of the Company’s China-based ingot manufacturing operations in September, gross profit for the third quarter of 2018 was $72.9 million. The Company concluded that it would be in its best interest to discontinue unprofitable operations and focus on its core business – the manufacturing of cells and modules. This decision was based on the fact that the current scale of ingot operations would preclude the Company from being competitive on a global scale, and while the discontinuation of ingot production resulted in a one-time loss, the Company believes it will improve long-term profitability by allowing us to focus its core competencies.

•	Gross margin in the third quarter of 2018 was -6.3%, compared with 14.0% in the second quarter of 2018 and 11.6% in the third quarter of 2017. Excluding the one-time effects related to the discontinuation of ingot manufacturing operations, gross margin for the third quarter of 2018 was 13.0%.

Results of Operations and Operating Margin

•	Loss from operations in the third quarter of 2018 was $107.0 million, compared with income from operations of $4.8 million in the second quarter of 2018 and $10.6 million in the third quarter of 2017. Excluding the one-time effects related to the discontinuation of ingot manufacturing operations as well as a $16.7 million allowance for bad debt on certain overdue receivables, operating income for the third quarter of 2018 was $17.9 million.
•	Operating margin in the third quarter of 2018 was -19.1%, compared with 0.9% in the second quarter of 2018 and 2.0% in the third quarter of 2017. Excluding the one-time effects related to the discontinuation of ingot manufacturing operations and to certain overdue receivables, operating margin for the third quarter of 2018 was 3.2%.
•	Total operating expenses were $71.7 million in the third quarter of 2018, up 5.8% from $67.8 million in the second quarter of 2018 and up 36.3% from $52.6 million in the third quarter of 2017. Excluding the one-time effects related to certain overdue receivables, total operating expenses for the third quarter of 2018 were $55.0 million.
•	Selling and marketing expenses were $37.5 million in the third quarter of 2018, down 10.7% from $42.0 million in the second quarter of 2018 and up 22.5% from $30.6 million in the third quarter of 2017.
•	General and administrative expenses were $30.0 million in the third quarter of 2018, up 42.9% from $21.0 million in the second quarter of 2018 and up 72.4% from $17.4 million in the third quarter of 2017. Excluding the one-time effects related to certain overdue receivables, general and administrative expenses for the third quarter of 2018 were $13.3 million.
•	Research and development expenses were $4.2 million in the third quarter of 2018, down 12.5% from $4.8 million in the second quarter of 2018 and down 8.7% from $4.6 million in the third quarter of 2017.

Net Interest Expense

•	Net interest expense was $14.1 million in the third quarter of 2018, compared with $15.2 million in the second quarter of 2018 and $10.0 million in the third quarter of 2017.

Foreign Currency Exchange Gain (Loss)

•	Foreign currency exchange loss was $42.4 million in the third quarter of 2018, compared with a loss of $37.8 million in the second quarter of 2018 and a gain of $7.3 million in the third quarter of 2017. This was mainly due to a weak Turkish lira in relation to the U.S. dollar, causing a foreign currency exchange loss both in the second and third quarters.

Gain (loss) on Change in Fair Value of Derivative Contracts

•	Loss on change in fair value of derivative contracts was $0.9 million in the third quarter of 2018, compared to a gain of $8.1 million in the second quarter of 2018 and a loss of $0.6 million in the third quarter of 2017.

Income Tax Expense (Benefit)

•	Income tax expense was $1.2 million in the third quarter of 2018, compared with an income tax expense of $1.9 million in the second quarter of 2018 and an income tax expense of $2.5 million in the third quarter of 2017.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net loss attributable to Company’s ordinary shareholders was $164.6 million in the third quarter of 2018, compared with net loss of $41.3 million in the second quarter of 2018 and net income of $5.0 million in the third quarter of 2017. Excluding certain one-time effects, net loss attributable to the Company’s ordinary shareholders for the third quarter of 2018 was $39.7 million. Excluding these one-time effects as well as foreign exchange losses, net income attributable to Company’s ordinary shareholders for the third quarter of 2018 was $2.7 million.
•	Loss per fully diluted ADS on a GAAP basis was $1.98 in the third quarter of 2018, compared with a loss per fully diluted ADS of $0.50 in the second quarter of 2018 and income per fully diluted ADS of $0.06 in the third quarter of 2017. Excluding certain one-time effects, loss per fully diluted American Depositary Share for the third quarter of 2018 was $0.48. Excluding these one-time effects as well as foreign exchange losses, earnings per fully diluted American Depositary Share for the third quarter of 2018 was $0.03.

2018 Third Quarter Financial Position

As of September 30, 2018, the Company had cash and cash equivalents of $197.4 million, compared with $183.4 million as of December 31, 2017. The restricted cash as of September 30, 2018 was $140.2 million, compared with $139.7 million as of December 31, 2017.

As of September 30, 2018, accounts receivable was $554.8 million, compared with $525.4 million, as of December 31, 2017. Inventories were $498.4 million as of September 30, 2018, compared with $293.6 million as of December 31, 2017.

As of September 30, 2018, accounts payable was $665.9 million, compared with $454.8 million, as of December 31, 2017.

Total short-term borrowings (including the current portion of long-term borrowings) as of September 30, 2018 was $729.5 million, compared with $679.5 million as of December 31, 2017.

As of September 30, 2018, the Company had total long-term debt (net of current portion and long-term notes) of $625.5 million compared with $536.2 million as of December 31, 2017. The Company's long-term debt is comprised of bank and government borrowings, to be repaid in installments until their maturities, ranging from one to thirteen years.

Capital expenditures were $11.3 million in the third quarter of 2018.

Operations Updates

Production Capacity

As of September 30, 2018, the Company’s in-house, annualized production capacities were 4,500 MW for cells and 4,500 MW for modules.

Furthermore, the Company has additional module availability of up to 3,900 MW (annualized) as of September 30, 2018 from Hanwha Q CELLS Korea Corporation, an affiliate of the Company. Hanwha Q CELLS Korea is expected to have a nameplate capacity of 1,700 MW of module capacity in the United States in the first quarter of 2019.

Business Outlook

Fourth Quarter and Full Year 2018 Guidance

For the fourth quarter of 2018, the Company estimates net revenues in the range of $590 to 610 million.

For the full year 2018, the Company provides the following guidance:

•	Total module shipments in the range of 5,500 to 5,700 MW.

•	Capital expenditures of approximately $146.0 million for the manufacturing technology upgrades and certain R&D related expenditures.

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the second quarter and the full year 2018, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include pending administrative and civil actions in the United States under existing or potential new statutes and regulations governing trade between the United States and other countries, and potential antidumping, countervailing or other duties imposed on goods imported into the United States, as well as the Company’s access to new capacity from an affiliate. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.

  Hanwha Q CELLS Co., Ltd.

  Unaudited Condensed Consolidated Balance Sheets

  (in millions of US dollars, except share data)

	September 30, 2018	December 31, 2017
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	197.4	183.4
Restricted cash	140.2	139.7
Accounts and notes receivable - net	455.5	363.7
Receivables from related parties	99.3	161.7
Inventories	498.4	293.6
Derivative contracts	0.9	0.5
Other current assets	135.1	109.5
Total current assets	1,526.8	1,252.1

Fixed assets - net	755.8	837.6
Intangible assets - net	30.0	32.0
Land use rights - net	31.3	49.0
Deferred tax assets - net	6.5	9.1
Loans to related parties	0.6	5.6
Other long-term assets	69.4	77.2
Total assets	2,420.4	2,262.6
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	164.8	180.3
Notes payable	109.9	76.3
Payables to related parties	391.2	198.2
Deferred revenue	4.5	2.0
Accrued expenses	33.5	31.5
Other payables	24.1	23.1
Tax payables	11.9	9.2
Short-term debt	514.3	385.2
Current portion of long-term debt	115.3	294.3
Bonds payable - current portion	99.9	-
Customer deposits	17.5	10.4
Derivative contracts	0.6	0.4
Litigation accruals	0.1	0.2
Warranty provision	32.4	31.0
Other current liabilities	5.9	2.1
Total current liabilities	1,525.9	1,244.2

Long-term debt	625.5	536.2
Long-term warranty provision	17.0	17.5
Deferred tax liabilities	5.3	8.7
Total liabilities	2,173.7	1,806.6
Stockholders' equity
Ordinary shares	0.4	0.4
Additional paid-in capital	432.2	432.2
Accumulated income	(80.0)	94.9
Accumulated other comprehensive loss	(105.9)	(71.5)
Total stockholders' equity	246.7	456.0
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,420.4	2,262.6

  Hanwha Q CELLS Co., Ltd.

  Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

  (in millions of US dollars, except share data and net income (loss) per share)

	For the three months ended			For the nine months ended
	September 30, 2018	June 30, 2018	March 31, 2018	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	559.3	518.4	443.0	1,520.7	1,552.7
Cost of goods sold	594.6	445.8	364.1	1,404.5	1,362.5
Gross profit	(35.3)	72.6	78.9	116.2	190.2
Selling and marketing expenses	37.5	42.0	28.6	108.1	82.0
General and administrative expenses	30.0	21.0	12.7	63.7	49.1
Research and development expenses	4.2	4.8	4.5	13.5	17.5
Other operating expenses (income)	-	-	-	-	(17.4)
Income (loss) from operations	(107.0)	4.8	33.1	(69.1)	59.0
Other income (expenses)
Interest income	1.7	1.0	0.5	3.2	4.1
Interest expense	(15.8)	(16.2)	(12.7)	(44.7)	(32.8)
Foreign exchange gain (loss)	(42.4)	(37.8)	11.5	(68.7)	16.9
Gain (loss) on change in fair value of derivative contracts	(0.9)	8.1	-	7.2	(4.0)
Investment income (loss)	0.6	0.4	0.7	1.7	1.7
Miscellaneous income (expense) - net	0.4	0.3	1.2	1.9	1.3
Other income (expenses), net	(56.4)	(44.2)	1.2	(99.4)	(12.8)
Income (loss) before income tax	(163.4)	(39.4)	34.3	(168.5)	46.2

Income tax expense (benefit)	1.2	1.9	3.3	6.4	4.9
Net income (loss)	(164.6)	(41.3)	31.0	(174.9)	41.3

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	(US$0.04)	(US$0.01)	US$0.01	(US$0.04)	US$0.01
Diluted	(US$0.04)	(US$0.01)	US$0.01	(US$0.04)	US$0.01

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	(US$1.98)	(US$0.50)	US$0.37	(US$2.10)	US$0.50
Diluted	(US$1.98)	(US$0.50)	US$0.37	(US$2.10)	US$0.50

Number of shares used in computation of net income (loss) per share:
Basic	4,165,088,417	4,165,088,417	4,163,822,242	4,164,670,997	4,158,769,098
Diluted	4,165,088,417	4,165,088,417	4,163,822,242	4,164,670,997	4,158,769,098

Number of shares used in computation of net income (loss) per ADS:
Basic	83,301,768	83,301,768	83,276,445	83,293,420	83,175,382
Diluted	83,301,768	83,301,768	83,276,445	83,293,420	83,175,382

Other comprehensive income (loss)
Foreign currency translation adjustment	(13.8)	(45.7)	25.1	(34.4)	51.3
Pension adjustments	-	-	-	-	-
Comprehensive income (loss)	(178.4)	(87.0)	56.1	(209.3)	92.6